FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 22, 2005, announcing that Registrant’s subsidiary, Spacenet Inc., has expanded its services portfolio to include worldwide broadband communications services to multinational corporations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: March 22, 2005

Gilat’s Spacenet subsidiary expands its reach with global broadband services for multinational corporations

Spacenet Global Services offers customers a single-source provider for WAN connectivity and managed networks worldwide

Petah Tikva, Israel, March 22, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has expanded its services portfolio to include worldwide broadband communications services to multinational corporations. By leveraging the footprint of an alliance of local service providers around the world, Spacenet is able to offer multinational customers a consistent and seamless service portfolio and a single global point of contact.

Spacenet is establishing a series of alliances with leading regional service operators that will enable the management and integration of networks across the world and the delivery of uniform, high-quality connectivity.

Spacenet President and CEO Bill Gerety said, “Our decades of experience enable Spacenet Global Services to offer multinationals one-stop shopping for broadband services. This provides multinationals with the benefits of platform consistency, consistent service levels, and a global network-management center to monitor all operations. These features can allow our customers to reduce costs, better manage complexity and increase productivity.”

Gerety added, “Spacenet is responding to the strong demand we see from our customers for a single service provider who can offer consistent infrastructures across the globe. Through our Global Services offering, we are meeting the growing worldwide connectivity requirements among multinational customers in the restaurant/hospitality, retail, banking and insurance industries, as well as government agencies.”

The Spacenet Global Services program will initially target the U.S.-based multinationals that Spacenet serves today, although Spacenet plans to expand the service offering soon to multinationals based in other regions throughout the world. Spacenet’s alliance partners will be able to reciprocally leverage a new services infrastructure to offer standardized single-source, high-speed connectivity in expanded geographic regions as well. Applications to be made available on Spacenet Global Services networks include Internet/intranet access, high-speed multicast content distribution, point of sale transaction authorization, terrestrial services, backup/failover connectivity, and interactive distance learning.

About Spacenet

Spacenet is the worldwide services group of Gilat Satellite Networks. Spacenet Inc., based in McLean, Virginia, offers connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Spacenet Rural Networks, based in Lima, Peru and Bogota, Columbia, is a leading provider of VSAT telephony and data services for Rural networks as an operator under contract to governments and PTTs.

Visit Spacenet at www.spacenet.com.

About Gilat

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. Beginning January 1, 2005, the Company operates under two business units:  (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for enterprises and businesses through its U.S. subsidiary, Spacenet Inc., for consumers through our U.S. subsidiary, StarBand Communications Inc. and for rural communities through Spacenet Rural Communications. Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide.

Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products. Gilat SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Ph. 954-435-3310, stan@schneidercom.com